Trans-Lux Corporation
				26 Pearl Street
			       Norwalk, CT  06850


November 30, 2009



Securities and Exchange Commission
Washington, D.C.  20549

Via Edgar

Re:  Trans-Lux Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed April 15, 2009
     Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008
     Filed April 22, 2009
     Form 10-K/A No. 2 for the Fiscal Year Ended December 31, 2008
     Filed April 30, 2009
     Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009, and September 30, 2009
     File No. 1-2257

Dear Mr. O'Brien:

     This letter is in response to your letter dated November 17, 2009, numbered in response to your numbered comments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 9
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Liquidity and Capital Resources, page 13
----------------------------------------

1. We note that the Credit Agreement contains financial covenants of which you were required to obtain a waivers and/or modifications to the financial covenants during each of the quarters except for the March 31, 2009 quarter. In future filings, please disclose the minimum/maximum ratios and amounts permitted for each of the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period to the extent that you have determined that it is reasonably likely you will not meet
    these financial covenants.	This disclosure will allow an investor to easily
    understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 502.13.c. of the Financial Reporting
    Codification for guidance.

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Securities and Exchange Commission
Page 2 of 3
November 30, 2009


Response No. 1:  In future filings the Company will disclose the
---------------
minimum/maximum ratios and amounts permitted for each of the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period to the extent that it has been determined that it is reasonably likely the Company will not meet these financial covenants.

17. Commitments and Contingencies, page 34
------------------------------------------

2. In future filings, please revise your disclosure for your other pending legal proceedings to clarify that the outcome of these proceedings, individually and in the aggregate, will not have a material impact to your liquidity in addition to your financial position and operating results.

Response No. 2:  In future filings the Company will clarify its disclosure to
---------------
note the potential outcome of proceedings, individually and in the aggregate, and the impact on the Company's liquidity, financial position and operating results.

Exhibits 31.1 and 31.2
----------------------

3. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note the following discrepancies:
    *  Inclusion of the certifier's title in the introduction.
    *  Capitalization of report throughout.
    * Omission of the phrase "and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15d-15(f)" in paragraph 4.
    *  Omission of paragraph 4.b.
    *  Revised the wording of the parenthetical in paragraph 4.d.

    We further note these discrepancies were also made in each of your
subsequent Forms 10-Q.	In addition, your subsequent Forms 10-Q contain the
following discrepancies:
    * Omission of the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.d. in the certifications contained in your subsequent Forms 10-Q.
    * Omission of the phase "(or persons performing the equivalent functions)" in paragraph 5.b. in the certifications contained in your subsequent Forms 10-Q.

Response No. 3:  We will amend the Company's 2008 Form 10-K, First Quarter 2009
---------------
Form 10-Q, Second Quarter 2009 Form 10-Q and Third Quarter 2009 Form 10-Q to include the revised paragraphs No. 1, 2, 4 and 5 and excluding the officer's title in the introductory paragraph of Exhibit 31.1 and 31.2.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

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Securities and Exchange Commission
Page 3 of 3
November 30, 2009

that the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.


Sincerely,

/s/ Angela D. Toppi
-------------------------
Angela D. Toppi
Executive Vice President
& Chief Financial Officer


cc:  Gerald Gordon, Weisman Celler Spett & Modlin, P.C.